Mercurity Fintech Holding Inc.

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

June 16, 2025

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Irene Paik and Ms. Sonia Bednarowski

Re:	Mercurity Fintech Holding Inc.
Registration Statement on Form F-3
Filed May 20, 2025
File No. 333-287428

Dear Ms. Irene Paik and Ms. Sonia Bednarowski:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 3, 2025 (the “Comment Letter”) relating to the Registration Statement on Form F-3 (“Registration Statement”), which was filed with the Commission by Mercurity Fintech Holding Inc. (the “Company” or “we”) on May 20, 2025. The Company is concurrently filing Amendment No. 1 to the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Registration Statement.

Registration Statement on Form F-3

General

1.	Please include a prospectus summary heading pursuant to Item 3 of Form F-3. In the prospectus summary, please also address the following:

●	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your company’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

●	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Please also disclose whether you have cash management policies that dictate how and when funds are transferred or distributed. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements. If no difficulties are identified, then state that there is no assurance that the PRC government will not intervene or impose restrictions on your company’s ability to transfer cash into or out of China and/or Hong Kong.

Response: Please refer to the revised title “Prospectus Summary” of such section and the revised disclosures in the added sections “Recent PRC Regulatory Developments” and “Cash and Non-Cash Asset Transfers”.

Cover Page

2.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. In addition, provide cross-references to the consolidated financial statements in your Form 20-F filed April 30, 2025.

Response: Please refer to the revised disclosure on the cover page. Due to the offsetting of both cash and non-cash transactions at the consolidated financial statement level, information regarding such transfers were not disclosed in our annual report on Form 20-F filed April 30, 2025.

3.	We note your disclosure on the cover page that “[t]o a certain extent, we are subject to legal and operational risks associated with having part of our operations, in mainland China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and changes in Chinese laws and regulations.” Please revise to remove the words “[t]o a certain extent.”

Response: Please refer to the revised disclosure on the cover page.

Summary of Risk Factors

Risks Relating to Doing Business in the PRC, page 6

4.	In this section, disclose in more detail the risks that your corporate structure and having the company’s operations in China and Hong Kong poses to investors, with cross-references to the more detailed discussion of these risks in your Form 20-F filed April 30, 2025. For example, specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Please refer to the revised disclosures in the section “Summary of Risk Factors” at page 13.

Enforceability of Civil Liabilities, page 27

5.	We note that your enforceability of civil liabilities discussion addressing the enforceability of civil liabilities in Hong Kong. Please revise to disclose how you arrived at your conclusions with respect to such discussion. To the extent that you relied on an opinion of counsel, please identify counsel and include counsel’s consent as an exhibit.

Response: Please refer to the revised disclosure in the section titled “Enforceability of Civil Liabilities”. Please also refer to the Hong Kong counsel’s consent at Exhibit 23.4.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-2187.

Very truly yours, For and on behalf of Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer